SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cedar Realty Trust, Inc.
(Name of Issuer)

Common Stock, par value $0.06 per share
(Title of Class of Securities)

150602605
(CUSIP Number)

July 11, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 150602605	13G	Page 2 of 9

1	NAME OF REPORTING PERSONS NexPoint Event Driven Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,169
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,169
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,169
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.12% (1)
12	TYPE OF REPORTING PERSON* OO

(1)

Calculated based on based 13,640,374 Shares outstanding as of April 29, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2022 (the “Quarterly Report”).

CUSIP No. 150602605	13G	Page 3 of 9

1	NAME OF REPORTING PERSONS NexPoint Merger Arbitrage Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 869,066
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 869,066
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 869,066
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.37% (1)
12	TYPE OF REPORTING PERSON* OO

(1)	Calculated based on based 13,640,374 Shares outstanding as of April 29, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report.

CUSIP No. 150602605	13G	Page 4 of 9

1	NAME OF REPORTING PERSONS Highland Capital Management Fund Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 886,235
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 886,235
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 886,235
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.49% (1)
12	TYPE OF REPORTING PERSON* IA, PN

(1)	Calculated based on based 13,640,374 Shares outstanding as of April 29, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report.

CUSIP No. 150602605	13G	Page 5 of 9

SCHEDULE 13G/A

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of NexPoint Event Driven Fund, a Delaware limited partnership, NexPoint Merger Arbitrage Fund, a Delaware limited partnership and Highland Capital Management Fund Advisors, L.P., a Delaware limited partnership.

Item 1(a)	Name of Issuer.

Cedar Realty Trust, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

928 Carmans Road
Massapequa, NY 11758

Item 2(a)	Name of Person Filing.

NexPoint Event Driven Fund
NexPoint Merger Arbitrage Fund
Highland Capital Management Fund Advisors, L.P

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

300 Crescent Court, Suite 700
Dallas, Texas 75201

Item 2(c)	Citizenship or Place of Organization.

NexPoint Event Driven Fund is a Delaware limited partnership.
NexPoint Merger Arbitrage Fund is a Delaware limited partnership.
Highland Capital Management Fund Advisors, L.P. is a Delaware limited partnership

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.06 per share

Item 2(e)	CUSIP Number.

150602605

Item 3	Reporting Person.

CUSIP No. 150602605	13G	Page 6 of 9

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	Amount beneficially owned:

NexPoint Event Driven Fund: 17,169 shares
NexPoint Merger Arbitrage Fund: 869,066 shares
Highland Capital Management Fund Advisors, L.P: 886,235

(b)	Percent of Class:

NexPoint Event Driven Fund: 0.12%
NexPoint Merger Arbitrage Fund:6.37%

CUSIP No. 150602605	13G	Page 7 of 9

Highland Capital Management Fund Advisors, L.P: 6.49%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

NexPoint Event Driven Fund: 0 shares

NexPoint Merger Arbitrage Fund: 0 shares

Highland Capital Management Fund Advisors, L.P: 0 shares

(ii)	Shared power to vote or direct the vote:

NexPoint Event Driven Fund: 17,169 shares

NexPoint Merger Arbitrage Fund: 869,066 shares

Highland Capital Management Fund Advisors, L.P: 886,235  shares

(iii)	Sole power to dispose or to direct the disposition of:

NexPoint Event Driven Fund: 0 shares

NexPoint Merger Arbitrage Fund: 0 shares

Highland Capital Management Fund Advisors, L.P: 0 shares

(iv)	Shared power to dispose or to direct the disposition of:

NexPoint Event Driven Fund: 17,169 shares

NexPoint Merger Arbitrage Fund: 869,066 shares

Highland Capital Management Fund Advisors, L.P: 886,235 shares

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

CUSIP No. 150602605	13G	Page 8 of 9

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 150602605	13G	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 21, 2022

NEXPOINT EVENT DRIVEN FUND

By:	/s/ Stephanie Vitiello
Name: Stephanie Vitiello
Title: Secretary, Chief Compliance Office and Anti-Money Laundering Officer

NEXPOINT MERGER ARBITRAGE FUND

By:	/s/ Stephanie Vitiello
Name: Stephanie Vitiello
Title: Secretary, Chief Compliance Office and Anti-Money Laundering Officer

HIGHLAND CAPITAL MANAGEMENT FUND ADVISORS, L.P.

By:	/s/ Stephanie Vitiello
Name: Stephanie Vitiello
Title: Secretary, Chief Compliance Office and Anti-Money Laundering Officer